Exhibit 99.9

IFRS INR Earning Release

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of Interim Condensed Consolidated Financial Statements

Opinion

We have audited the accompanying interim condensed consolidated financial statements of Infosys Limited (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”), which comprise the Condensed Consolidated Balance Sheet as at June 30, 2018, the Condensed Consolidated Statement of Comprehensive Income, the Condensed Consolidated Statement of Changes in Equity and the Condensed Consolidated Statement of Cash Flows for the three months period ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as “the interim condensed consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed consolidated financial statements give a true and fair view in conformity with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”),of the consolidated state of affairs of the Group as at June 30, 2018, the consolidated profit, consolidated total comprehensive income, consolidated changes in equity and its consolidated cash flows for the three months period ended on that date.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs) specified under section 143(10) of the Companies Act, 2013. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India, and we have fulfilled our other ethical responsibilities in accordance with the provisions of the Companies Act, 2013. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of the Management and Those Charged with Governance for the Interim Condensed Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with IAS 34 as issued by the IASB. The respective Board of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records for safeguarding assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim condensed consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the interim condensed consolidated financial statements by the Board of Directors of the Company, as aforesaid.

In preparing the interim condensed consolidated financial statements, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

o	Identify and assess the risks of material misstatement of the interim condensed consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

o	Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Company has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls.

o	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

o	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

o	Evaluate the overall presentation, structure and content of the interim condensed consolidated financial statements, including the disclosures, and whether the interim condensed consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

o	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the interim condensed consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the interim condensed consolidated financial statements.

Materiality is the magnitude of misstatements in the financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the financial statements.

Based on our professional judgment, we determined materiality for the interim condensed consolidated financial statements as a whole at Rs. 250 crores. The basis for determining materiality was 5% of profits before tax. Profits before tax was used as a benchmark for materiality because it is one of the main measures used by users of financial statements to monitor the performance of the Group.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Bengaluru, July 13, 2018	P. R. RAMESH Partner (Membership No.70928)

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Financial Statements under International Financial Reporting Standards (IFRS) in Indian Rupee for the three months ended June 30, 2018

Index

Consolidated Balance Sheet
Consolidated Statement of Comprehensive Income
Consolidated Statement of Changes in Equity
Consolidated Statement of Cash Flows
Overview and notes to the financial statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgements
1.5 Critical accounting estimates
1.6 Recent accounting pronouncements

2. Notes to the Condensed Consolidated Financial Statements
2.1 Cash and cash equivalents
2.2 Investments
2.3 Financial instruments
2.4 Prepayments and other assets
2.5 Other liabilities
2.6 Provisions
2.7 Property, plant and equipment
2.8 Goodwill
2.9 Business combinations and Disposal Group held for sale
2.10 Employees' Stock Option Plans (ESOP)
2.11 Income taxes
2.12 Reconciliation of basic and diluted shares used in computing earnings per share
2.13 Related party transactions
2.14 Segment reporting
2.15 Revenue from Operations
2.16 Break-up of expenses and other income, net
2.17 Capital allocation policy
2.18 Share capital and share premium

Infosys Limited and subsidiaries

(In crore except equity share data)

Condensed Consolidated Balance Sheet as at	Note	June 30, 2018	March 31, 2018
ASSETS
Current assets
Cash and cash equivalents	2.1	16,506	19,818
Current investments	2.2	6,876	6,407
Trade receivables		13,699	13,142
Unbilled revenue		4,655	4,261
Prepayments and other current assets	2.4	4,841	4,313
Derivative financial instruments	2.3	36	16
		46,613	47,957
Assets held for sale	2.9	1,867	2,060
Total current assets		48,480	50,017
Non-current assets
Property, plant and equipment	2.7	12,192	12,143
Goodwill	2.8	2,394	2,211
Intangible assets		370	247
Investment in associate	2.13	–	–
Non-current investments	2.2	5,623	5,756
Deferred income tax assets		1,300	1,282
Income tax assets		6,056	6,070
Other non-current assets	2.4	1,688	2,164
Total non-current assets		29,623	29,873
Total assets		78,103	79,890
LIABILITIES AND EQUITY
Current liabilities
Trade payables		798	694
Derivative financial instruments	2.3	136	42
Current income tax liabilities		2,032	2,043
Client deposits		187	38
Unearned revenue		2,327	2,295
Employee benefit obligations		1,498	1,421
Provisions	2.6	523	492
Other current liabilities	2.5	8,688	6,756
		16,189	13,781
Liabilities directly associated with assets held for sale	2.9	345	324
Total current liabilities		16,534	14,105
Non-current liabilities
Deferred income tax liabilities		505	541
Employee benefit obligations		43	48
Other non-current liabilities	2.5	335	272
Total liabilities		17,417	14,966
Equity
Share capital - 5 par value 2,40,00,00,000 (2,40,00,00,000) equity shares authorized, issued and outstanding 2,17,33,36,341 (2,17,33,12,301), net of 1,07,90,750 (1,08,01,956) treasury shares as at June 30, 2018 and (March 31, 2018), respectively		1,088	1,088
Share premium		229	186
Retained earnings		56,567	61,241
Cash flow hedge reserves		9	–
Other reserves		1,920	1,583
Capital redemption reserve		56	56
Other components of equity		816	769
Total equity attributable to equity holders of the Company		60,685	64,923
Non-controlling interests		1	1
Total equity		60,686	64,924
Total liabilities and equity		78,103	79,890

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:
117366W/W-100018

P. R. Ramesh Partner	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Membership No. 70928

Bengaluru July 13, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

Infosys Limited and subsidiaries

(In crore except equity share and per equity share data)

Condensed Consolidated Statement of Comprehensive Income for the	Note	Three months ended June 30,
		2018	2017
Revenues	2.15	19,128	17,078
Cost of sales	2.16	12,288	10,900
Gross profit		6,840	6,178
Operating expenses
Selling and marketing expenses	2.16	1,005	888
Administrative expenses	2.16	1,298	1,179
Total operating expenses		2,303	2,067
Operating profit		4,537	4,111
Other income, net	2.16	726	814
Reduction in the fair value of Disposal Group held for sale	2.9	(270)	–
Share in net profit/(loss) of associate, including impairment		–	(71)
Profit before income taxes		4,993	4,854
Income tax expense	2.11	1,381	1,371
Net profit		3,612	3,483
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		1	(3)
Equity instruments through other comprehensive income, net		4	–
		5	(3)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		9	(66)
Exchange differences on translation of foreign operations		87	107
Fair value changes on investments, net	2.2	(45)	27
		51	68
Total other comprehensive income/(loss), net of tax		56	65
Total comprehensive income		3,668	3,548
Profit attributable to:
Owners of the Company		3,612	3,483
Non-controlling interests		–	–
		3,612	3,483
Total comprehensive income attributable to:
Owners of the Company		3,668	3,548
Non–controlling interests		–	–
		3,668	3,548
Earnings per equity share
Basic ()		16.62	15.24
Diluted ()		16.60	15.23
Weighted average equity shares used in computing earnings per equity share	2.12
Basic		217,33,28,621	228,56,57,604
Diluted		217,53,55,178	228,70,58,148

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:
117366W/W-100018

P. R. Ramesh Partner	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Membership No. 70928

Bengaluru July 13, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

Infosys Limited and subsidiaries

Condensed Consolidated Statement of Changes in Equity

(In crore except equity share data)

	Shares(1)	Share capital	Share premium	Retained earnings	Other reserves(2)	Capital redemption reserve	Other components of equity	Cash flow hedge reserve	Total equity attributable to equity holders of the Company
Balance as at April 1, 2017	228,56,55,150	1,144	2,356	65,056	–	–	387	39	68,982
Changes in equity for the three months June 30, 2017
Net profit	–	–	–	3,483	–	–	–	–	3,483
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	(3)	–	(3)
Fair value changes on Cash flow hedge reserve* (Refer to note 2.3)	–	–	–	–	–	–	–	(66)	(66)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	107	–	107
Fair value changes on investments, net* (Refer to note 2.2)	–	–	–	–	–	–	27	–	27
Total comprehensive income for the period	–	–	–	3,483	–	–	131	(66)	3,548
Shares issued on exercise of employee stock options (Refer to note 2.10)	24,812	–	–	–	–	–	–	–	–
Employee stock compensation expense (refer to note 2.10)	–	–	45	–	–	–	–	–	45
Transferred to other reserves	–	–	–	(483)	483	–	–	–	–
Transferred from other reserves on utilisation	–	–	–	154	(154)	–	–	–	–
Dividends (including dividend distribution tax)	–	–	–	(4,061)	–	–	–	–	(4,061)
Balance as at June 30, 2017	228,56,79,962	1,144	2,401	64,149	329	–	518	(27)	68,514
Balance as at April 1, 2018	217,33,12,301	1,088	186	61,241	1,583	56	769	–	64,923
Changes in equity for the three months June 30, 2018
Net profit	–	–	–	3,612	–	–	–	–	3,612
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	1	–	1
Equity instruments through other comprehensive income* (Refer to note 2.2)	–	–	–	–	–	–	4	–	4
Fair value changes on derivatives designated as cash flow hedge* (Refer to note 2.3)	–	–	–	–	–	–	–	9	9
Exchange differences on translation of foreign operations	–	–	–	–	–	–	87	–	87
Fair value changes on investments, net* (Refer to note 2.2)	–	–	–	–	–	–	(45)	–	(45)
Total comprehensive income for the period	–	–	–	3,612	–	–	47	9	3,668
Shares issued on exercise of employee stock options (Refer to note 2.10)	24,040	–	–	–	–	–	–	–	–
Employee stock compensation expense (refer to note 2.10)	–	–	43	–	–	–	–	–	43
Transferred to other reserves	–	–	–	(553)	553	–	–	–	–
Transferred from other reserves on utilisation	–	–	–	216	(216)	–	–	–	–
Dividends (including dividend distribution tax)	–	–	–	(7,949)	–	–	–	–	(7,949)
Balance as at June 30, 2018	217,33,36,341	1,088	229	56,567	1,920	56	816	9	60,685

* net of tax

(1)	excludes treasury shares of 1,07,90,750 as at June 30, 2018, 10,801,956 as at April 1, 2018, 1,12,64,702 as at June 30,2017 and 1,12,89,514 as at April 1, 2017, held by consolidated trust.

(2)	Represents the Special Economic Zone Re-investment reserve created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:
117366W/W-100018

P. R. Ramesh Partner	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Membership No. 70928

Bengaluru July 13, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

Infosys Limited and subsidiaries

Condensed Consolidated Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Condensed Consolidated Statement of cash flows for the	Note	Three months ended June 30,
		2018	2017
Operating activities:
Net Profit		3,612	3,483
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.7 & 2.8	436	450
Income tax expense	2.11	1,381	1,371
Interest and dividend income		(202)	(240)
Effect of exchange rate changes on assets and liabilities		62	(3)
Impairment loss under expected credit loss model		69	(4)
Share in net profit/(loss) of associate, including impairment		–	71
Reduction in the fair value of Disposal Group held for sale	2.9	270	–
Stock compensation expense		44	46
Other adjustments		(56)	(52)
Changes in working capital
Trade receivables and unbilled revenue		(984)	(459)
Prepayments and other assets		(83)	(164)
Trade payables		96	(107)
Client deposits		149	(16)
Unearned revenue		14	221
Other liabilities and provisions		886	759
Cash generated from operations		5,694	5,356
Income taxes paid		(1,428)	(1,205)
Net cash provided by operating activities		4,266	4,151
Investing activities:
Expenditure on property, plant and equipment	2.7 & 2.8	(537)	(553)
Loans to employees		–	23
Deposits placed with corporation		22	(9)
Interest and dividend received		186	86
Payment of contingent consideration pertaining to acquisition of business	2.9	–	(33)
Payment towards acquisition of business, net of cash acquired	2.9	(206)	–
Investment in equity and preference securities		(10)	(13)
Investment in others		(5)	(9)
Investment in certificates of deposit		–	(281)
Redemption of certificates of deposit		800	150
Investment in quoted debt securities		(17)	(1)
Redemption of quoted debt securities		303	4
Investment in liquid mutual fund units and fixed maturity plan securities		(23,922)	(16,472)
Redemption of liquid mutual fund units and fixed maturity plan securities		22,499	16,774
Net cash used in investing activities		(887)	(334)
Financing activities:
Payment of dividends		(6,629)	(3,363)
Net cash used in financing activities		(6,629)	(3,363)
Effect of exchange rate changes on cash and cash equivalents		(41)	38
Net increase/(decrease) in cash and cash equivalents		(3,250)	454
Cash and cash equivalents at the beginning of the period	2.1	19,871	22,625
Cash and cash equivalents at the end of the period	2.1	16,580	23,117
Supplementary information:
Restricted cash balance	2.1	433	601

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:
117366W/W-100018

P. R. Ramesh Partner	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Membership No. 70928

Bengaluru July 13, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

Notes to the interim condensed consolidated financial statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange in India. The Company’s American Depositary Shares (ADS) representing equity shares is listed on the New York Stock Exchange (NYSE).

Further, the Company's ADS were also listed on the Euronext London and Euronext Paris. On July 5, 2018, the Company voluntarily delisted its ADS from the said exchanges due to low average daily trading volume of its ADS on these exchanges.

The Group's interim condensed consolidated financial statements are authorized for issue by the Company's Board of Directors on July 13, 2018.

1.2 Basis of preparation of financial statements

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IFRS), under the historical cost convention on the accrual basis except for certain financial instruments which have been measured at fair values. Accordingly, these consolidated financial statements do not include all the information required for a complete set of financial statements. These consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual consolidated financial statements for the year ended March 31, 2018. Accounting policies have been applied consistently to all periods presented in these interim condensed consolidated financial statements.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim condensed consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgements

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity.

Further, the company uses significant judgements while determining the transaction price allocated to performance obligations using the expected cost plus margin approach.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. Also refer to Note 2.11.

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of cash generating units is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the cash-generating unit or groups of cash-generating units which are benefitting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes.

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments.

f. Non-current assets and Disposal Groups held for sale

Assets and liabilities of Disposal Groups held for sale are measured at the lower of carrying amount and fair value less costs to sell. The determination of fair value less costs to sell includes use of management estimates and assumptions. The fair value of the Disposal Groups have been estimated using valuation techniques (including income and market approach) which includes unobservable inputs.

1.6 Recent accounting pronouncements

IFRS 16 Leases : On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of comprehensive income. The Standard also contains enhanced disclosure requirements for lessees. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Group is currently evaluating the requirements of IFRS 16 and the impact on the consolidated financial statements.

IFRIC 23, Uncertainty over Income Tax Treatments : In June 2017, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 23 Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors.

Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group is currently evaluating the effect of IFRIC 23 on the consolidated financial statements.

Amendment to IAS 19 – plan amendment, curtailment or settlement : On 7 February 2018, the IASB issued amendments to the guidance in IAS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements.

The amendments require an entity:

•	to use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement; and

•	to recognize in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognized because of the impact of the asset ceiling.

Effective date for application of this amendment is annual period beginning on or after 1 January 2019, although early application is permitted. The Group is currently evaluating the effect of this amendment on the consolidated financial statements and the impact is not expected to be material.

2. Notes to the condensed consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
Cash and bank deposits	9,034	13,168
Deposits with financial institutions	7,472	6,650
	16,506	19,818
Cash and cash equivalents included under assets classified under held for sale (Refer note no 2.9)	74	53
	16,580	19,871

Cash and cash equivalents as at June 30, 2018 and March 31, 2018 include restricted cash and bank balances of 433 crore and 533 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
Current Accounts
ANZ Bank, Taiwan	1	9
Axis Bank - Unpaid Dividend Account	1	1
Banamex Bank, Mexico	2	2
Banamex Bank, Mexico (U.S. Dollar account)	14	13
Bank of America, Mexico	27	25
Bank of America, USA	569	1,172
Bank of Baroda, Mauritius	–	1
Bank of Tokyo-Mitsubishi UFJ Ltd., Japan	1	1
Bank Zachodni WBK S.A, Poland	8	17
Bank of Phillipines, Manila Island	1	–
Barclays Bank, United Kingdom	42	40
BNP Paribas Bank, Norway	52	88
China Merchants Bank, China	8	6
Citibank N.A., Australia	124	223
Citibank N.A., Brazil	16	14
Citibank N.A., China	75	116
Citibank N.A., China (U.S. Dollar account)	8	9
Citibank N.A., Costa Rica	3	1
Citibank N.A., Dubai	6	6
Citibank N.A., EEFC (U.S. Dollar account)	1	4
Citibank N.A., Hungary	8	6
Citibank N.A., India	3	3
Citibank N.A., Japan	15	18
Citibank N.A., New Zealand	6	11
Citibank N.A., Portugal	8	8
Citibank N.A., Romania	4	2
Citibank N.A., Singapore	7	4
Citibank N.A., South Africa	36	33
CitiBank N.A., South Africa (Euro account)	1	1
Citibank N.A., South Korea	5	2
CitiBank N.A., USA	4	3
Danske Bank, Sweden	1	1
Deutsche Bank, Belgium	17	27
Deutsche Bank, Czech Republic	5	16
Deutsche Bank, Czech Republic (Euro account)	3	3
Deutsche Bank, Czech Republic (U.S. Dollar account)	8	2
Deutsche Bank, EEFC (Australian Dollar account)	1	2
Deutsche Bank, EEFC (Euro account)	36	34
Deutsche Bank, EEFC (Swiss Franc account)	2	2
Deutsche Bank, EEFC (U.S. Dollar account)	42	32
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	8	9
Deutsche Bank, France	6	19
Deutsche Bank, Germany	121	100
Deutsche Bank, Hong Kong	2	1
Deutsche Bank, India	30	44
Deutsche Bank, Malaysia	1	5
Deutsche Bank, Netherlands	12	15
Deutsche Bank, Philippines	6	25
Deutsche Bank, Philippines (U.S. Dollar account)	3	3
Deutsche Bank, Poland	7	18
Deutsche Bank, Poland (Euro account)	6	8
Deutsche Bank, Russia	3	3
Deutsche Bank, Russia (U.S. Dollar account)	4	5
Deutsche Bank, Singapore	14	17
Deutsche Bank, Spain	1	1
Deutsche Bank, Switzerland	21	29
Deutsche Bank, United Kingdom	54	79
Deutsche Bank, USA	20	2
HDFC Bank - Unpaid dividend account	1	1
HSBC Bank, (U.S. Dollar account)	2	–
HSBC Bank, Dubai	–	2
HSBC Bank, Hong Kong	2	2
HSBC Bank, United Kingdom	8	6
ICICI Bank, EEFC (Euro account)	5	1
ICICI Bank, EEFC (U.S. Dollar account)	51	40
ICICI Bank, EEFC (United Kingdom Pound Sterling account)	2	11
ICICI Bank, India	54	52
ICICI Bank - Unpaid dividend account	20	20
Nordbanken, Sweden	32	50
Punjab National Bank, India	76	12
Raiffeisen Bank, Czech Republic	1	5
Raiffeisen Bank, Romania	–	3
Royal Bank of Canada, Canada	195	166
Santander Bank, Argentina	–	1
Splitska Banka D.D., Société Générale Group, Croatia	9	8
State Bank of India, India	2	1
The Saudi British Bank, Saudi Arabia	3	3
Washington Trust	45	–
	1,998	2,725
Deposit Accounts
Axis Bank	100	–
Bank BGZ BNP Paribas S.A.	320	144
Barclays Bank	200	200
Canara Bank	233	235
Citibank	126	227
Deutsche Bank, AG	23	24
Deutsche Bank, Poland	66	211
HDFC Bank	523	2,498
ICICI Bank	3,376	3,699
IDBI Bank	–	250
IDFC Bank	1,750	1,500
IndusInd Bank	–	1,000
National Bank of Mexico, SA (CITI - Banamex)	64	–
South Indian Bank	250	450
Yes Bank	5	5
	7,036	10,443
Deposits with financial institutions
HDFC Limited	6,272	5,450
LIC Housing Finance Limited	1,200	1,200
	7,472	6,650
Total Cash and cash equivalents	16,506	19,818

2.2 Investments

The carrying value of the investments are as follows:

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
(i) Current
Amortised Cost
Quoted debt securities
Cost	17	1
Fair Value through profit and loss
Liquid mutual fund units
Fair value	1,535	81
Fair Value through other comprehensive income
Quoted Debt Securities
Fair value	486	763
Commercial papers
Fair value	299	293
Certificates of deposit
Fair value	4,539	5,269
Total current investments	6,876	6,407

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
(ii) Non-current
Amortised Cost
Quoted debt securities
Cost	1,895	1,896
Fair Value through other comprehensive income
Quoted debt securities
Fair value	3,066	3,215
Unquoted equity and preference securities
Fair value	154	138
Fair Value through profit and loss
Unquoted convertible promissory note
Fair value	11	12
Fixed Maturity Plan Securities
Fair value	431	429
Others
Fair value	66	66
Total non-current investments	5,623	5,756

Total investments	12,499	12,163
Investments carried at amortised cost	1,912	1,897
Investments carried at fair value through other comprehensive income	8,544	9,678
Investments carried at fair value through profit or loss	2,043	588

Uncalled capital commitments outstanding as at June 30, 2018 and March 31, 2018 was 67 crore and 81 crore, respectively.

Details of amounts recorded in Other comprehensive income:

(In crore)

Net Gain/(loss) on	Three months ended
	June 30, 2018			June 30, 2017
	Gross	Tax	Net	Gross	Tax	Net
Quoted debt securities	(36)	4	(32)	30	(2)	28
Certificate of deposits	(20)	7	(13)	(1)	-	(1)
Unquoted equity and preference securities	5	(1)	4	-	-	-

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value
		As at
		June 30, 2018	March 31, 2018
Liquid mutual fund units	Quoted price	1,535	81
Fixed maturity plan securities	Market observable inputs	431	429
Quoted debt securities- carried at amortized cost	Quoted price and market observable inputs	2,144	2,151
Quoted debt securities- carried at fair value through other comprehensive income	Quoted price and market observable inputs	3,552	3,978
Certificate of deposits	Market observable inputs	4,539	5,269
Commercial papers	Market observable inputs	299	293
Unquoted equity and preference securities	Discounted cash flows method, Market multiples method, Option pricing model, etc.	154	138
Unquoted convertible promissory note	Discounted cash flows method, Market multiples method, Option pricing model, etc.	11	12
Others	Discounted cash flows method, Market multiples method, Option pricing model, etc.	66	66
		12,731	12,417

Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.3 Financial instruments

Accounting Policy

Effective April 1, 2016, the Group has early adopted IFRS 9 - Financial Instruments considering April 1, 2015 as the date of initial application of the standard even though the stipulated effective date for adoption is April 1, 2018.

As per IFRS 9, the Group has classified its financial assets into the following categories based on the business model for managing those assets and the contractual cash flow characteristics:

-Financial assets carried at amortised cost

-Financial assets fair valued through other comprehensive income

- Financial assets fair valued through profit and loss

The adoption of IFRS 9 did not have any other material impact on the interim condensed consolidated financial statements.

2.3.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.3.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortised cost

A financial asset is subsequently measured at amortised cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IFRS 9, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per IFRS 9, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the statement of comprehensive income.

c. Share capital and treasury shares

(i) Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options and buy back of ordinary shares are recognized as a deduction from equity, net of any tax effects.

(ii) Treasury Shares

When any entity within the Group purchases the Company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from share premium.

2.3.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.3.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the balance sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of those instruments.

2.3.5 Impairment

a. Financial assets

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in statement of comprehensive income.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at June 30, 2018 were as follows:

(In crore)

	Amortised cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	16,506	–	–	–	–	16,506	16,506
Investments (Refer to Note 2.2)
Liquid mutual funds	–	–	1,535	–	–	1,535	1,535
Fixed maturity plan securities	–	–	431	–	–	431	431
Quoted debt securities	1,912	–	–	–	3,552	5,464	5,696(1)
Certificates of deposit	–	–	–	–	4,539	4,539	4,539
Commercial papers	–	–	–	–	299	299	299
Unquoted equity and preference securities	–	–	–	154	–	154	154
Unquoted investment others	–	–	66	–	–	66	66
Unquoted convertible promissory notes	–	–	11	–	–	11	11
Trade receivables	13,699	–	–	–	–	13,699	13,699
Unbilled revenues (3) (Refer to Note 2.15)	1,615	–	–	–	–	1,615	1,615
Prepayments and other assets (Refer to Note 2.4)	3,033	–	–	–	–	3,033	2,941 (2)
Derivative financial instruments	–	–	13	–	23	36	36
Total	36,765	–	2,056	154	8,413	47,388	47,528
Liabilities:
Trade payables	798	–	–	–	–	798	798
Derivative financial instruments	–	–	133	–	3	136	136
Other liabilities including contingent consideration (Refer to Note 2.5)	6,059	–	110	–	–	6,169	6,169
Total	6,857	–	243	–	3	7,103	7,103

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on quoted debt securities carried at amortized cost

(3)	Excludes unbilled revenue for fixed price development contracts where right to consideration is conditional on factors other than passage of time

The carrying value and fair value of financial instruments by categories as at March 31, 2018 were as follows:

(In crore)

	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	19,818	–	–	–	–	19,818	19,818
Investments (Refer to Note 2.2)
Liquid mutual funds	–	–	81	–	–	81	81
Fixed maturity plan securities	–	–	429	–	–	429	429
Quoted debt securities	1,897	–	–	–	3,978	5,875	6,129(1)
Certificates of deposit	–	–	–	–	5,269	5,269	5,269
Commercial papers	–	–	–	–	293	293	293
Unquoted equity and preference securities	–	–	–	138	–	138	138
Unquoted investments others	–	–	66	–	–	66	66
Unquoted convertible promissory note	–	–	12	–	–	12	12
Trade receivables	13,142	–	–	–	–	13,142	13,142
Unbilled revenue	4,261	–	–	–	–	4,261	4,261
Prepayments and other assets (Refer to Note 2.4)	2,966	–	–	–	–	2,966	2,882(2)
Derivative financial instruments	–	–	4	–	12	16	16
Total	42,084	–	592	138	9,552	52,366	52,536
Liabilities:
Trade payables	694	–	–	–	–	694	694
Derivative financial instruments	–	–	39	–	3	42	42
Other liabilities including contingent consideration (Refer to Note 2.5)	5,442	–	54	–	–	5,496	5,496
Total	6,136	–	93	–	3	6,232	6,232

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on quoted debt securities carried at amortized cost

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities as at June 30, 2018:

(In crore)

Particulars	As at June 30, 2018	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	1,535	1,535	–	–
Investments in fixed maturity plan securities (Refer to Note 2.2)	431	–	431	–
Investments in quoted debt securities (Refer to Note 2.2)	5,696	2,969	2,727	–
Investments in certificates of deposit (Refer to Note 2.2)	4,539	–	4,539	–
Investments in commercial papers (Refer to Note 2.2)	299	–	299	–
Investments in unquoted equity and preference securities (Refer to Note 2.2)	154	–	–	154
Investments in unquoted investments others (Refer to Note 2.2)	66	–	–	66
Investments in unquoted convertible promissory note (Refer to Note 2.2)	11	–	–	11
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts	36	–	36	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts	136	–	136	–
Liability towards contingent consideration (Refer to Note 2.5)*	110	–	–	110

*Discounted contingent consideration of 21 crore pertaining to Brilliant Basics at 10% and 119 crore pertaining to Wongdoody at 16%.

During the three months ended June 30, 2018, quoted debt securities of 351 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and 1,711 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The following table presents fair value hierarchy of assets and liabilities as at March 31, 2018:

(In crore)

Particulars	As at March 31, 2018	Fair value measurement at end of the reporting year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	81	81	–	–
Investments in fixed maturity plan securities (Refer to Note 2.2)	429	–	429	–
Investments in quoted debt securities (Refer to Note 2.2)	6,129	4,574	1,555	–
Investments in certificates of deposit (Refer to Note 2.2)	5,269	–	5,269	–
Investments in commercial papers (Refer to Note 2.2)	293	–	293	–
Investments in unquoted equity and preference securities(Refer to Note 2.2)	138	–	–	138
Investments in unquoted investments others (Refer to Note 2.2)	66	–	–	66
Investments in unquoted convertible promissory note (Refer to Note 2.2)	12	–	–	12
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	16	–	16	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	42	–	42	–
Liability towards contingent consideration (Refer to Note 2.5)*	54	–	–	54

*Discounted contingent consideration of 21 crore pertaining to Brilliant Basics at 10%

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Income from financial assets is as follows :

(In crore)

Particulars	Three months ended June 30,
	2018	2017
Interest income from financial assets carried at amortised cost	383	427
Interest income on financial assets fair valued through other comprehensive income	167	203
Dividend income from investments carried at fair value through profit or loss	–	1
Gain / (loss) on investments carried at fair value through profit or loss	32	69
	582	700

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses foreign currency risk from monetary assets and liabilities as at June 30, 2018:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	766	215	117	227	1,087	2,412
Trade receivables	8,821	1,823	811	788	788	13,031
Unbilled revenue	2,981	781	300	176	367	4,605
Other assets	377	40	43	20	121	601
Trade payables	(296)	(67)	(115)	(58)	(63)	(599)
Accrued Expenses	(1,324)	(208)	(127)	(68)	(129)	(1,856)
Employee benefit obligations	(604)	(104)	(26)	(189)	(138)	(1,061)
Other liabilities	(1,101)	(136)	(73)	(27)	(255)	(1,592)
Net assets / (liabilities)	9,620	2,344	930	869	1,778	15,541

The following table analyses foreign currency risk from monetary assets and liabilities as at March 31, 2018:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,287	218	147	353	1,192	3,197
Trade receivables	8,317	1,751	845	788	781	12,482
Unbilled revenue	2,318	637	304	159	371	3,789
Other assets	318	26	26	14	99	483
Trade payables	(273)	(81)	(114)	(30)	(58)	(556)
Accrued Expenses	(1,082)	(188)	(111)	(61)	(149)	(1,591)
Employee benefit obligations	(572)	(91)	(25)	(181)	(129)	(998)
Other liabilities	(635)	(138)	(79)	(31)	(318)	(1,201)
Net assets / (liabilities)	9,678	2,134	993	1,011	1,789	15,605

Sensitivity analysis between Indian rupee and U.S. Dollar

Particulars	Three months ended June 30,
	2018	2017
Impact on Group's incremental operating margins	0.48%	0.49%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

Particulars	As at		As at
	June 30, 2018		March 31, 2018
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Option Contracts
In Australian dollars	150	758	60	300
In Euro	155	1,236	100	808
In United Kingdom Pound Sterling	30	270	20	184
Other derivatives
Forward contracts
In Australian dollars	79	398	5	25
In Canadian dollars	20	102	20	99
In Euro	161	1,285	91	735
In Japanese Yen	550	34	550	34
In New Zealand dollars	16	74	16	76
In Norwegian Krone	80	67	40	34
In South African Rand	25	13	25	14
In Singapore dollars	10	50	5	25
In Swedish Krona	50	38	50	40
In Swiss Franc	21	146	21	146
In U.S. dollars	834	5,715	623	4,061
In United Kingdom Pound Sterling	78	702	51	466
Option Contracts
In Australian dollars	40	202	20	100
In Canadian dollars	13	69	–	–
In Euro	65	519	45	363
In Swiss Franc	10	68	5	33
In U.S. dollars	240	1,643	320	2,086
In United Kingdom Pound Sterling	–	–	25	231
Total forwards & options		13,389		9,860

The group recognized a net loss of 170 crore and net gain of 21 crore on derivative financial instruments not designated as cash flow hedges for three months ended June 30, 2018 and June 30, 2017 respectively.

The foreign exchange forward and option contracts mature within twelve months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the balance sheet date:

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
Not later than one month	3,680	2,828
Later than one month and not later than three months	6,361	4,568
Later than three months and not later than one year	3,348	2,464
Total	13,389	9,860

During the three months ended June 30, 2018 and June 30, 2017, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve as at June 30, 2018 are expected to occur and reclassified to profit or loss within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit or loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the three months ended June 30, 2018 and June 30, 2017:

(In crore)

Particulars	Three months ended June 30
	2018	2017
Balance at the beginning of the period	–	39
Gain / (loss) recognised in other comprehensive income during the period	30	(41)
Amount reclassified to profit and loss during the period	(18)	(47)
Tax impact on above	(3)	22
Balance at the end of the period	9	(27)

The group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(In crore)

Particulars	As at
	June 30, 2018		March 31, 2018
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	67	(167)	20	(46)
Amount set off	(31)	31	(4)	4
Net amount presented in balance sheet	36	(136)	16	(42)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 13,699 crore and 13,142 crore as at June 30, 2018 and March 31, 2018, respectively and unbilled revenue amounting to 4,655 crore and 4,261 crore as at June 30, 2018 and March 31, 2018, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. On account of adoption of IFRS 9, the Group uses expected credit loss model to assess the impairment loss or gain. The Group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top ten customers:

(In %)

Particulars	Three months ended June 30,
	2018	2017
Revenue from top customer	3.7	3.3
Revenue from top ten customers	19.2	20.0

Credit risk exposure

The allowance of lifetime expected credit loss on customer balances for the three months ended June 30, 2018 was 69 crore and the reversal of lifetime expected credit loss on customer balances for the three months ended June 30, 2017 was 4 crore.

Movement in credit loss allowance:

(In crore)

Particulars	Three months ended June 30,
	2018	2017
Balance at the beginning	449	411
Translation differences	11	1
Impairment loss recognised / (reversed)	69	(4)
Reclassified as held for sale (refer note no 2.9)	–	–
Write-offs	–	(3)
Balance at the end	529	405

The Company’s credit period generally ranges from 30-60 days.

Credit exposure

(In crore except otherwise stated)

Particulars	As at
	June 30, 2018	March 31, 2018
Trade receivables	13,699	13,142
Unbilled revenues	4,655	4,261

Days Sales Outstanding (DSO) as of June 30, 2018 and March 31, 2018 was 66 days and 67 days respectively.

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, quoted bonds issued by government and quasi government organizations, non convertible debentures, certificates of deposit and commercial paper.

Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at June 30, 2018, the Group had a working capital of 30,424 crore including cash and cash equivalents of 16,506 crore and current investments of 6,876 crore. As at March 31, 2018, the Group had a working capital of 34,176 crore including cash and cash equivalents of 19,818 crore and current investments of 6,407 crore.

As at June 30, 2018 and March 31, 2018, the outstanding employee benefit obligations were 1,541 crore and 1,469 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as at June 30, 2018:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	798	–	–	–	798
Other liabilities (excluding liability towards contingent consideration) (Refer to Note 2.5)	6,057	2	–	–	6,059
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	29	66	45	–	140

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2018:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	694	–	–	–	694
Other liabilities (excluding liability towards contingent consideration) (Refer to Note 2.5)	5,442	–	–	–	5,442
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	41	7	7	–	55

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
Current
Rental deposits	30	13
Security deposits	7	9
Loans to employees	247	239
Prepaid expenses(1)	567	472
Interest accrued and not due	751	766
Withholding taxes and others(1)	1,374	1,032
Advance payments to vendors for supply of goods(1)	104	119
Deposit with corporations	1,543	1,535
Deferred contract cost(1)	44	44
Other assets	174	84
	4,841	4,313
Non-current
Loans to employees	28	36
Deposit with corporations	30	60
Rental deposits	169	171
Security deposits	54	53
Withholding taxes and others(1)	1,011	1,428
Deferred contract cost(1)	258	262
Prepaid expenses(1)	106	111
Prepaid gratuity(1)	32	43
	1,688	2,164
	6,529	6,477
Financial assets in prepayments and other assets	3,033	2,966

(1) Non financial assets

Withholding taxes and others primarily consist of input tax credits. Security deposits relate principally to leased telephone lines and electricity supplies. Deferred contract costs are upfront cost incurred for the contract and are amortised over the term of the contract.

Deposit with corporations represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Other liabilities

Other liabilities comprise the following :

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
Current
Accrued compensation to employees	2,634	2,509
Accrued expenses	2,902	2,452
Withholding taxes and others(1)	1,255	1,240
Retention money	109	132
Liabilities of controlled trusts	176	139
Deferred income - government grant on land use rights(1)	1	1
Liability towards contingent consideration (Refer to Note 2.9)	27	41
Tax on dividend(1)	1,320	–
Deferred rent (1)	28	32
Others	236	210
Total current other liabilities	8,688	6,756
Non-current
Liability towards contingent consideration (Refer to Note 2.9)	83	13
Accrued gratuity (1)	28	28
Accrued compensation to employees	2	–
Deferred income - government grant on land use rights(1)	44	44
Deferred rent (1)	143	151
Deferred income(1)	35	36
Total non-current other liabilities	335	272
Total other liabilities	9,023	7,028
Financial liabilities included in other liabilities	6,169	5,496
Financial liability towards contingent consideration on an undiscounted basis (Refer to Note 2.9)	140	55

(1) Non financial liabilities

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unpaid dividend balances and capital creditors.

2.6 Provisions

Accounting Policy

Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Post sales client support

The Group provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provisions comprise the following:

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
Provision for post sales client support and other provisions	523	492
	523	492

Provision for post sales client support and other provisions represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year.

The movement in the provision for post sales client support and other provisions is as follows:

(In crore)

Particulars	Three months ended June 30, 2018
Balance at the beginning	492
Provision recognized / (reversed)	47
Provision utilized	(41)
Translation difference	25
Balance at the end	523

Provision for post sales client support and other provisions is included in cost of sales in the statement of comprehensive income.

As at June 30, 2018 and March 31, 2018, claims against the company, not acknowledged as debts, (excluding demands from income tax authorities- Refer to Note 2.11) amounted to 260 crore each.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition.

2.7 Property, plant and equipment

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22–25 years
Plant and machinery	5 years
Computer equipment	3–5 years
Furniture and fixtures	5 years
Vehicles	5 years
Leasehold improvements	Over lease term

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the consolidated statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of property, plant and equipment for the three months ended June 30, 2018:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2018	1,900	8,130	3,373	4,884	1,861	31	20,179
Additions	67	89	36	232	36	2	462
Additions- Business Combinations	–	–	2	1	4	–	7
Deletions	(21)	–	(6)	(13)	(7)	–	(47)
Translation difference	–	1	–	(2)	(1)	–	(2)
Gross carrying value as at June 30, 2018	1,946	8,220	3,405	5,102	1,893	33	20,599
Accumulated depreciation as at April 1, 2018	(31)	(2,719)	(2,342)	(3,630)	(1,323)	(18)	(10,063)
Depreciation	(1)	(75)	(107)	(174)	(59)	(1)	(417)
Accumulated depreciation on deletions	–	–	6	13	6	–	25
Translation difference	–	–	–	2	2	–	4
Accumulated depreciation as at June 30, 2018	(32)	(2,794)	(2,443)	(3,789)	(1,374)	(19)	(10,451)
Capital work–in progress as at April 1, 2018							2,027
Carrying value as at April 1, 2018	1,869	5,411	1,031	1,254	538	13	12,143
Capital work-in progress as at June 30, 2018							2,044
Carrying value as at June 30, 2018	1,914	5,426	962	1,313	519	14	12,192

Following are the changes in the carrying value of property, plant and equipment for the three months ended June 30, 2017:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2017	1,764	7,279	3,023	4,541	1,694	31	18,332
Additions	–	52	56	159	41	2	310
Deletions	–	–	(2)	(31)	(2)	(2)	(37)
Translation difference	–	10	2	5	5	–	22
Gross carrying value as at June 30, 2017	1,764	7,341	3,079	4,674	1,738	31	18,627
Accumulated depreciation as at April 1, 2017	(27)	(2,440)	(1,952)	(3,052)	(1,093)	(17)	(8,581)
Depreciation	(1)	(67)	(100)	(170)	(62)	(1)	(401)
Accumulated depreciation on deletions	–	–	1	31	2	1	35
Translation difference	–	–	(1)	(5)	(3)	–	(9)
Accumulated depreciation as at June 30, 2017	(28)	(2,507)	(2,052)	(3,196)	(1,156)	(17)	(8,956)
Capital work-in progress as at April 1, 2017							1,965
Carrying value as at April 1, 2017	1,737	4,839	1,071	1,489	601	14	11,716
Capital work-in progress as at June 30, 2017							2,177
Carrying value as at June 30, 2017	1,736	4,834	1,027	1,478	582	14	11,848

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2018:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2017	1,764	7,279	3,023	4,541	1,694	31	18,332
Additions	136	789	364	471	190	5	1,955
Deletions	–	(1)	(18)	(110)	(19)	(5)	(153)
Reclassified as held for sale (refer note no 2.9)	–	–	(3)	(40)	(25)	–	(68)
Translation difference	–	63	7	22	21	–	113
Gross carrying value as at March 31, 2018	1,900	8,130	3,373	4,884	1,861	31	20,179
Accumulated depreciation as at April 1, 2017	(27)	(2,440)	(1,952)	(3,052)	(1,093)	(17)	(8,581)
Depreciation	(4)	(276)	(402)	(693)	(254)	(5)	(1,634)
Accumulated depreciation on deletions	–	–	15	107	18	4	144
Reclassified as held for sale (refer note no 2.9)	–	–	2	25	20	–	47
Translation difference	–	(3)	(5)	(17)	(14)	–	(39)
Accumulated depreciation as at March 31, 2018	(31)	(2,719)	(2,342)	(3,630)	(1,323)	(18)	(10,063)
Capital work-in progress as at April 1, 2017							1,965
Carrying value as at April 1, 2017	1,737	4,839	1,071	1,489	601	14	11,716
Capital work-in progress as at March 31, 2018							2,027
Carrying value as at March 31, 2018	1,869	5,411	1,031	1,254	538	13	12,143

The depreciation expense is included in cost of sales in the consolidated statement of comprehensive income.

Carrying value of land includes 620 crore and 642 crore as at June 30, 2018 and March 31, 2018, respectively, towards amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to either purchase or renew the properties on expiry of the lease period. The contractual commitments for capital expenditure were 1,382 crore and 1,452 crore, as at June 30, 2018 and March 31, 2018, respectively.

2.8 Goodwill

Accounting Policy

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the Statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	June 30, 2018	March 31, 2018
Carrying value at the beginning	2,211	3,652
Goodwill on Wongdoody acquisition (Refer to note 2.9.1)	173	–
Goodwill on Brilliant Basics acquisition (Refer to note 2.9.1)	–	35
Goodwill reclassified under assets held for sale (refer note no 2.9.2)	–	(1,609)
Translation differences	10	133
Carrying value at the end	2,394	2,211

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGU’s, which benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s.

2.9 Business combinations and Disposal Group held for sale

2.9.1 Business combinations

Accounting Policy

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Brilliant Basics Holdings Limited.

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of 29 crore, a contingent consideration of up to 20 crore and an additional consideration of upto 13 crore, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary.

The payment of contingent consideration to sellers of Brilliant Basics is dependent upon the achievement of certain financial targets by Brilliant Basics over a period of 3 years ending on March 2020.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Brilliant Basics on achievement of certain financial targets. The key inputs used in determination of the fair value of contingent consideration are the discount rate of 10% and the probabilities of achievement of the financial targets.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	1	–	1
Intangible assets - customer relationships	–	12	12
Deferred tax liabilities on intangible assets	–	(2)	(2)
	1	10	11
Goodwill			35
Total purchase price			46

*Includes cash and cash equivalents acquired of 2 crore

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is 3 crore and the amount has been largely recovered.

The fair value of each major class of consideration as at the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash paid	29
Fair value of contingent consideration	17
Total purchase price	46

The transaction costs of 2 crore related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2018.

WongDoody Holding Company Inc.

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) an US-based, full-service creative and consumer insights agency. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to $75 million (approximately 514 crore on acquisition date), which includes a cash consideration of $38 million (approximately 261 crore), contingent consideration of up to $28 million(approximately 192 crore on acquisition date) and an additional consideration of up to $9 million (approximately 61 crore on acquisition date), referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the group.

WongDoody, brings to Infosys the creative talent and marketing and brand engagement expertise. Further the acquisition is expected to strengthen Infosys’ creative, branding and customer experience capabilities to bring innovative thinking, talent and creativity to clients.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	37	–	37
Intangible assets - customer contracts and relationships	–	132	132
Intangible assets - trade name	–	8	8
	37	140	177
Goodwill			173
Total purchase price			350

* Includes cash and cash equivalents acquired of 51 crore.

Goodwill is tax deductible

The fair value of each major class of consideration as of the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash consideration	261
Fair value of contingent consideration	89
Total purchase price	350

The gross amount of trade receivables acquired and its fair value is 12 crore and the amounts are substantially collected.

The payment of contingent consideration to sellers of WongDoody is dependent upon the achievement of certain financial targets by WongDoody. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 16% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as of June 30, 2018 is 119 crore ($17 million).

The transaction costs of 3 crore related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the three months ended June 30, 2018.

2.9.2 Disposal Group held for sale

Accounting policy

Non current assets and Disposal Groups are classified as held for sale if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of held for sale is met when the non current asset or the Disposal Group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as held for sale. Non current assets and Disposal Groups held for sale are measured at the lower of carrying amount and fair value less cost to sell.

In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya (collectively referred to as the “Disposal Group”). The Company anticipates completion of the sale by March 2019. On reclassification, assets and liabilities in respect of the Disposal Group have been reclassified as “held for sale" and measured at the lower of carrying amount and fair value less cost to sell. Consequently, a reduction in the fair value of Disposal Group held for sale amounting to 118 crore in respect of Panaya has been recognized in the consolidated profit and loss for the quarter and year ended March 31, 2018.

During the three months ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of Disposal Group held for sale amounting to 270 crore in respect of Panaya.

As of June 30, 2018, assets amounting to 1,867 crore and liabilities amounting to 345 crore in respect of the Disposal Group have been classified as “held for sale".

The Disposal Group does not constitute a separate major component of the company and therefore has not been classified as discontinued operations.

2.10 Employees' Stock Option Plans (ESOP)

Accounting Policy

The Group recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with IFRS 2, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

2015 Stock Incentive Compensation Plan (the 2015 Plan) (formerly 2011 RSU Plan): On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

Controlled trust holds 1,07,90,750 and 1,08,01,956 shares as at June 30, 2018 and March 31, 2018, respectively under the 2015 plan, out of which 1,00,000 equity shares have been earmarked for welfare activities of the employees.

The following is the summary of grants during the three months ended June 30, 2018 and June 30, 2017 under the 2015 Plan:

Particulars	Three months ended
	June 30, 2018	June 30, 2017
RSU
Salil Parekh, CEO and MD - Refer note 1 below	108,600	–
U.B. Pravin Rao, COO	–	27,250
Dr. Vishal Sikka*	–	270,224
Employees other than KMP	–	37,090
	108,600	334,564
ESOP
U.B. Pravin Rao, COO	–	43,000
Dr. Vishal Sikka*	–	330,525
Employees other than KMP	–	73,600
	–	447,125
Total grants	108,600	781,689

*	Upon Dr. Vishal Sikka's resignation from the roles of the company, the unvested RSUs and ESOPs have been forfeited

1. Stock incentives granted to Salil Parekh, CEO and MD

Pursuant to the approval of the shareholders through a postal ballot on February 20, 2018, Salil Parekh (CEO & MD) is eligible to receive under the 2015 Plan:

a)	an annual grant of RSUs of fair value 3.25 crore which will vest over time in 3 equal annual installments upon completion of each year of service from the respective grant date

b)	a one-time grant of RSUs of fair value 9.75 crore which will vest over time in 2 equal annual installments upon completion of each year of service from the grant date and

c)	annual grant of performance based RSUs of fair value 13 crore which will vest after completion of three years the first of which concludes on March 31, 2021, subject to achievement of performance targets set by the Board or its committee.

The Board based on the recommendations of the Nomination and Remuneration committee approved on February 27, 2018, the annual time based grant for fiscal 2018 of 28,256 RSUs and the one-time time based grant of 84,768 RSUs. The grants were made effective February 27, 2018.

Further, the Board, based on the recommendations of the Nomination and Remuneration Committee, granted 108,600 performance based RSUs to Salil Parekh with an effective date of May 2, 2018. The grants would vest upon successful completion of three full fiscal years with the Company concluding on March 31, 2021 and will be determined based on achievement of certain performance targets for the said three-year period.

Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of June 30, 2018, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with IFRS 2, Share based payments.

The RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

As at June 30, 2018 and March 31, 2018, 96,538 and 1,11,757 incentive units were outstanding (net of forfeitures).

Break-up of employee stock compensation expense

(in crore)

Particulars	Three months ended June 30,
	2018	2017
Granted to:
KMP	9	12
Employees other than KMP	35	34
Total (1)	44	46
(1) Cash settled stock compensation expense included in the above	1	1

The carrying value of liability towards cash settled share based payments was 8 crore and 6 crore as at June 30, 2018 and March 31, 2018, respectively.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months June 30, 2018 and June 30, 2017 is set out below:

Particulars	Three months ended June 30, 2018		Three months ended June 30, 2017
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	3,750,409	5	2,961,373	5
Granted	108,600	5	334,564	5
Exercised	23,078	5	24,812	5
Forfeited and expired	55,453	5	45,120	5
Outstanding at the end	3,780,478	5	3,226,005	5
Exercisable at the end	9,062	5	–	–
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	966,913	986	1,197,650	998
Granted	–	–	447,125	919
Exercised	962	998	–	–
Forfeited and expired	9,600	1,030	–	–
Outstanding at the end	956,351	1,025	1,644,775	987
Exercisable at the end	206,100	1,020	–	–

During the three months ended June 30, 2018 and June 30, 2017 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 1,174 and 943 respectively.

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at June 30, 2018

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	3,780,478	1.68	5
900 - 1100 (ESOP)	956,351	5.95	1,025
	4,736,829	2.54	211

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at March 31, 2018:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	3,750,409	1.89	5
900 - 1100 (ESOP)	966,913	6.60	993
	4,717,322	2.57	207

The fair value of each equity settled award is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2019- Equity Shares-RSU	Fiscal 2018- Equity Shares-RSU	Fiscal 2018- Equity shares ESOP	Fiscal 2018- ADS-RSU	Fiscal 2018- ADS- ESOP
Weighted average share price () / ($- ADS)	1,197	1,144	923	16.61	14.65
Exercise price ()/ ($- ADS)	5	5.00	919	0.08	14.67
Expected volatility (%)	24	20–25	25–28	21–26	25–31
Expected life of the option (years)	3	1 – 4	3 – 7	1 – 4	3 – 7
Expected dividends (%)	2.82	2.78	2.78	2.74	2.74
Risk-free interest rate (%)	7	6 – 7	6 – 7	1 – 2	1 – 2
Weighted average fair value as on grant date () / ($- ADS)	1,096	1,066	254	15.47	2.93

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behaviour of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.11 Income taxes

Accounting Policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the consolidated statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

Income tax expense in the consolidated statement of comprehensive income comprises:

(In crore)

Particulars	Three months ended June 30,
	2018	2017
Current taxes
Domestic taxes	1,124	1,076
Foreign taxes	326	423
	1,450	1,499
Deferred taxes
Domestic taxes	6	(89)
Foreign taxes	(75)	(39)
	(69)	(128)
Income tax expense	1,381	1,371

In December 2017, the Company had concluded an Advance Pricing Agreement (“APA”) with the US Internal Revenue Service ("IRS") for the US branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s US Branch operations.

In accordance with the APA, the company had reversed  income tax expense provision of $225 million (1,432 crore) which pertained to previous periods which are no longer required.  The Company  had to pay an amount of approximately 1,488 crore due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. The company has paid 912 crore till  June 30, 2018.

Further, the “Tax Cuts and Jobs Act (H.R. 1)” was signed into law on December 22, 2017 (“US Tax Reforms”). The US tax reforms has reduced federal tax rates from 35% to 21% effective January 1, 2018 amongst other measures.

Income tax expense for the three months ended June 30, 2018 and June 30, 2017 includes reversal (net of provisions) of  59 crore and 15 crore, respectively, pertaining to prior periods on account of adjudication of certain disputed matters in favor of the company across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Three months ended June 30,
	2018	2017
Profit before income taxes	4,993	4,854
Enacted tax rates in India	34.94%	34.61%
Computed expected tax expense	1,745	1,680
Tax effect due to non-taxable income for Indian tax purposes	(609)	(597)
Overseas taxes	202	223
Tax provision (reversals)	(59)	(15)
Effect of exempt non-operating income	(25)	(17)
Effect of unrecognized deferred tax assets	38	72
Effect of differential overseas tax rates	(12)	9
Effect of non-deductible expenses	126	33
Branch profit tax (net of credits)	(29)	–
Others	4	(17)
Income tax expense	1,381	1,371

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the period is greater than the increase in the net assets of the U.S. branch during the period, computed in accordance with the Internal Revenue Code. As at March 31, 2018, Infosys' U.S. branch net assets amounted to approximately 5,030 crore. As at June 30, 2018, the Company has a deferred tax liability for branch profit tax of 144 crore (net of credits) , as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Company has benefited from certain income tax incentives that the Government of India had provided for export of software from the units registered under the Special Economic Zones Act (SEZs), 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Entire deferred income tax for the three months ended June 30, 2018 and June 30, 2017, relates to origination and reversal of temporary differences.

As at March 31, 2018, claims against the Group not acknowledged as debts from the Indian Income tax authorities amounted to 4,542 crore. Amount paid to statutory authorities against this amounted to 6,540 crore.

As at June 30, 2018, claims against the Group not acknowledged as debts from the Income tax authorities amounted to 3,043 crore. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the above tax claims amounted to 6,540 crore.

Subsequent to March 31, 2018, the Supreme Court of India ruled favorably in respect of certain income tax claims which have been given effect in the above disclosure of claims as of June 30, 2018.

2.12 Reconciliation of basic and diluted shares used in computing earnings per share

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Three months ended June 30,
	2018	2017
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	2,173,328,621	2,285,657,604
Effect of dilutive common equivalent shares - share options outstanding	2,026,557	1,400,544
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	2,175,355,178	2,287,058,148

(1)excludes treasury shares

For the three months ended June 30, 2018, no options to purchase equity shares had an anti-dilutive effect.

For the three months ended June 30, 2017, 2,64,886 number of options to purchase equity shares had an anti-dilutive effect.

2.13 Related party transactions

Refer to the Company's Annual Report for the year ended March 31, 2018 for the full names and other details of the Company's subsidiaries, associate and controlled trusts.

Changes in Subsidiaries

During the three months ended June 30, 2018, the following are the changes in the subsidiaries and associates:

-	Lodestone Management Consultants Inc has been liquidated effective May 17, 2018
-	On May 22, 2018, Infosys acquired 100% voting rights in WongDoody Holding Company Inc., along with its two subsidiaries, WDW Communications, Inc and WongDoody, Inc

Changes in Key management personnel

The following were the changes in key management personnel:-

• Ravi Venkatesan resigned from his position as Co-Chairman effective August 24, 2017 and resigned as member of the Board effective May 11, 2018

Transaction with key management personnel:

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended June 30,
	2018	2017
Salaries and other employee benefits to whole-time directors and executive officers (1)	24	26
Commission and other benefits to non-executive/independent directors	2	3
Total	26	29

(1)	Total employee stock compensation expense for the three months ended June 30, 2018 and June 30, 2017 includes a charge of 9 crore and 12 crore, respectively towards key managerial personnel (Refer to note 2.10).

2.14 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance

During the three months ended June 30, 2018, the Company internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, there were changes in the reportable business segments based on “Management approach” as defined under IFRS 8, Operating Segments. Therefore, enterprises in Insurance which was earlier considered under the Life Sciences, Healthcare and Insurance business segment are now considered under the Financial Services business segment and enterprises in Communication, Telecom OEM and Media which was earlier under Energy & Utilities, Communication and Services is now shown as a separate business segment. Segmental operating income has changed in line with these as well as changes in the allocation method. The CODM evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communications, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represents the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services. Consequent to the above change in the composition of reportable business segments, the prior year comparatives for three months ended June 30, 2017 have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of Revenue by geographic locations has been given in note 2.15 Revenue from operations.

2.14.1 Business segments

Three months ended June 30, 2018 and June 30, 2017

(In crore)

Particulars	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences	All other segments	Total
Revenues	6,075	3,169	2,429	2,374	1,837	1,422	1,260	562	19,128
	5,631	2,774	2,151	1,932	1,588	1,250	1,126	626	17,078
Identifiable operating expenses	3,259	1,601	1,265	1,261	1,026	786	666	337	10,201
	2,902	1,399	1,068	971	925	689	567	349	8,870
Allocated expenses	1,254	622	494	489	400	248	240	206	3,953
	1,188	604	422	412	396	226	205	193	3,646
Segment profit	1,562	946	670	624	411	388	354	19	4,974
	1,541	771	661	549	267	335	354	84	4,562
Unallocable expenses									437
									451
Operating profit									4,537
									4,111
Other income, net (Refer to note 2.16 and 2.9)									726
									814
Reduction in the fair value of Disposal Group held for sale (Refer to note 2.9.2)									(270)
									–
Share in net profit/(loss) of associate, including impairment									–
									(71)
Profit before income taxes									4,993
									4,854
Income tax expense									1,381
									1,371
Net profit									3,612
									3,483
Depreciation and amortization									436
									450
Non-cash expenses other than depreciation and amortization									271
									1

2.14.2 Significant clients

No client individually accounted for more than 10% of the revenues in the three months ended June 30, 2018 and June 30, 2017.

2.15 Revenue from Operations

Accounting Policy:

The company derives revenues primarily from business IT services comprising of software development and related services, consulting and package implementation and from the licensing of software products and platforms across our core and digital offerings (“together called as software related services”)

Effective April 1, 2018, the Company adopted IFRS 15 “Revenue from Contracts with Customers” using the cumulative catch-up transition method, applied to contracts that were not completed as of April 1, 2018. In accordance with the cumulative catch-up transition method , the comparatives have not been retrospectively adjusted. The following is a summary of new and/or revised significant accounting policies related to revenue recognition. Refer Note 2.10 "Revenue from operations” in the Company’s 2018 Consolidated Financial statements under IFRS for the policies in effect for revenue prior to April 1, 2018. The effect on adoption of IFRS 15 was insignificant.

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services.

Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last invoicing to the reporting date is recognized as unbilled revenue. Revenue from fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time and where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

Revenues in excess of invoicing are classified as contract assets (which we refer as unbilled revenue) while invoicing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IFRS 15, Revenue from contract with customer, by applying the revenue recognition criteria for each distinct performance obligation. The arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the company has measured the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the company is unable to determine the standalone selling price, the company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles under IFRS 15 to account for revenues from these performance obligations. When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the performance obligation is estimated using the expected cost plus margin approach. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably over the period in which the services are rendered.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying performance obligation that corresponds to the progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs.

Deferred contract costs are incremental costs of obtaining a contract which are recognized as assets and amortized over the term of the contract.

Contract modifications are accounted for when additions, deletions or changes are approved either to the contract scope or contract price. The accounting for modifications of contracts involves assessing whether the services added to an existing contract are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract, if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price.

The Group presents revenues net of indirect taxes in its consolidated statement of comprehensive income.

Revenues for the three months ended June 30, 2018 and June 30, 2017 are as follows:

(In crore)

Particulars	Three months ended June 30,
	2018	2017
Revenue from software services	18,203	16,161
Revenue from products and platforms	925	917
Total revenue from operations	19,128	17,078

Disaggregate revenue information

The table below presents disaggregated revenues from contracts with customers for the three months ended June 30, 2018 by geography, offerings and contract-type for each of our business segments. The Company believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography
North America	3,664	2,072	1,195	1,369	982	1,370	742	81	11,475
Europe	1,162	892	482	793	791	17	486	34	4,657
India	276	7	12	1	21	35	2	142	496
Rest of the world	973	198	740	211	43	–	30	305	2,500
Total	6,075	3,169	2,429	2,374	1,837	1,422	1,260	562	19,128
Revenue by offerings
Services
Digital	1,598	925	715	628	451	454	261	61	5,093
Core	3,874	2,159	1,677	1,697	1,326	963	929	485	13,110
Subtotal	5,472	3,084	2,392	2,325	1,777	1,417	1,190	546	18,203
Products and platforms
Digital	116	72	35	13	39	4	42	10	331
Core	487	13	2	36	21	1	28	6	594
Subtotal	603	85	37	49	60	5	70	16	925
Total	6,075	3,169	2,429	2,374	1,837	1,422	1,260	562	19,128
Digital	1,714	997	750	641	490	458	303	71	5,424
Core	4,361	2,172	1,679	1,733	1,347	964	957	491	13,704
Revenues by contract type
Fixed Price	2,590	1,997	1,350	1,430	920	769	580	266	9,902
Time & Materials	3,485	1,172	1,079	944	917	653	680	296	9,226
Total	6,075	3,169	2,429	2,374	1,837	1,422	1,260	562	19,128

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Digital Services

Digital Services comprise of service and solution offerings of the company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the company that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning and Infosys McCamish- insurance platform

Trade Receivables and Contract Balances

The company classifies the right to consideration in exchange for deliverables as either a receivable or as unbilled revenue.

A receivable is a right to consideration that is unconditional upon passage of time. Revenue for time and material contracts are recognised as related service are performed. Revenue for fixed price maintenance contracts is recognized on a straight line basis over the period of the contract. Revenues in excess of billings is recorded as unbilled revenue and is classified as a financial asset for these cases as right to consideration is unconditional upon passage of time .

Revenue recognition for fixed price development contracts is based on percentage of completion method. Invoicing to the clients is based on milestones as defined in the contract. This would result in the timing of revenue recognition being different from the timing of billing the customers. Unbilled revenue for fixed price development contracts is classifed as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivable and unbilled revenues are presented net of impairment in the consolidated statements of financial position.

The following table discloses the movement in unbilled revenue on fixed price development contracts during the three months ended June 30, 2018

(In crore)

Particulars	For the three months ended June 30, 2018
Balance as of April 1, 2018	2,798
Add : Revenue recognized during the period	1,891
Less : Invoiced during the period	1,807
Less : Impairment / (reversal) during the period	(8)
Add : Translation gain/(loss)	150
Balance as of June 30, 2018	3,040

The following table discloses the movement in unearned revenue balances during the three months ended June 30, 2018

(In crore)

Particulars	For the three months ended June 30, 2018
Balance as of April 1, 2018	2,295
Less: Revenue recognized during the period	997
Add: Invoiced during the period but not recognized as revenues	914
Add: Translation loss / (gain)	115
Balance as of June 30, 2018	2,327

Performance obligations and remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as of the end of the reporting period and an explanation as to when the company expects to recognize these amounts in revenue. Applying the practical expedient as given in IFRS 15, the company has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material basis. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency.

The aggregate value of performance obligations that are completely or partially unsatisfied as of June 30, 2018, other than those meeting the exclusion criteria mentioned above, is 40,936 crore. Out of this, the company expects to recognize revenue of around 50% within the next one year and the remaining thereafter. This includes contracts that can be terminated for convenience without a substantive penalty since, based on current assessment, the occurrence of the same is expected to be remote.

The impact on account of applying the erstwhile IAS 18 - Revenue instead of IFRS 15- Revenue from contract with customers on the financials results of the company for the three months ended and as of June 30, 2018 is insignificant. On account of adoption of IFRS 15, unbilled revenues of 3,040 crore as of June 30, 2018 has been considered as Non financial asset.

2.16 Break-up of expenses and other income, net

a. Accounting Policy

Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM (formerly Infosys BPO) and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by Indian law.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and not reclassified to profit and loss in subsequent period. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profits in the statement of comprehensive income.

Provident Fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM (formerly Infosys BPO) and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

Other income, net

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

During the three months ended June 30, 2018, the company has adopted IFRS interpretation IFRIC 22- Foreign Currency Transactions and Advance Consideration which clarifies the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income when an entity has received or paid advance consideration in a foreign currency. The effect on account of adoption of this amendment was insignificant.

Operating Profits

Operating profit of the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

b. The table below provides details of break-up of expenses:

Cost of sales

(In crore)

Particulars	Three months ended June 30,
	2018	2017
Employee benefit costs	9,348	8,329
Depreciation and amortization	436	450
Travelling costs	443	390
Cost of Software packages for own use	208	218
Consultancy and professional charges	11	13
Third party items bought for service delivery to clients	333	221
Cost of technical sub-contractors	1,291	1,061
Operating lease payments	81	77
Communication costs	56	54
Repairs and maintenance	78	74
Provision for post-sales client support	1	10
Others	2	3
Total	12,288	10,900

Selling and marketing expenses

(In crore)

Particulars	Three months ended June 30,
	2018	2017
Employee benefit costs	750	668
Travelling costs	101	80
Branding and marketing	95	92
Operating lease payments	17	19
Communication costs	4	5
Consultancy and professional charges	24	14
Others	14	10
Total	1,005	888

Administrative expenses

(In crore)

Particulars	Three months ended June 30,
	2018	2017
Employee benefit costs	364	369
Consultancy and professional charges	270	219
Repairs and maintenance	202	228
Power and fuel	60	49
Communication costs	62	67
Travelling costs	59	57
Impairment loss recognised/(reversed) under expected credit loss model	71	(2)
Rates and taxes	36	49
Insurance charges	16	13
Operating lease payments	28	33
Commission to non-whole time directors	2	3
Contribution towards Corporate Social Responsibility	74	47
Others	54	47
Total	1,298	1,179

Other income, net

(In crore)

Particulars	Three months ended June 30,
	2018	2017
Interest income on financial assets carried at amortized cost	383	427
Interest income on financial assets fair valued through other comprehensive income	167	203
Dividend income on investments carried at fair value through profit or loss	–	1
Gain/(loss) on investments carried at fair value through profit or loss	32	69
Exchange gains / (losses) on forward and options contracts	(185)	21
Exchange gains / (losses) on translation of other assets and liabilities	225	51
Others	104	42
	726	814

2.17 Capital allocation policy

Dividends

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as credit against dividend distribution tax payable by Infosys Limited.

Amount of per share dividend recognised as distribution to equity shareholders:-

(In )

Particulars	Three months ended June 30,
	2018	2017
Final dividend for fiscal 2017	–	14.75
Final dividend for fiscal 2018	20.50	–
Special dividend for fiscal 2018	10.00	–

Effective from Financial Year 2018, the Company's policy is to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and / or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

Buyback

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5 each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore. The shareholders approved the said proposal of buyback of Equity Shares through the postal ballot that concluded on October 7, 2017. The Buyback offer comprised a purchase of 11,30,43,478 Equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of 1,150 per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 11,30,43,478 equity shares were extinguished. The company utilized its securities premium and general reserve for the buyback of its shares. In accordance with section 69 of the Companies Act, 2013, the company has created ‘Capital Redemption Reserve’ of 56 crore equal to the nominal value of the shares bought back as an appropriation from general reserve during the year ended March 31, 2018.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2018, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements

Bonus issue

The Board in its meeting held on July 13, 2018 has considered, approved and recommended a bonus issue of one equity share for every equity share held and a stock dividend of one American Depositary Share (ADS) for every ADS held, as on a record date to be determined. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged. The Board approved and recommended the issue to celebrate 25th year of public listing in India and to further increase the liquidity of its shares. The bonus issue of equity shares and ADSs will be subject to approval by the shareholders, and any other applicable statutory and regulatory approvals.

The bonus shares once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

2.18 Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/- each. 10,790,750 and 10,801,956 shares were held by controlled trust, as at June 30, 2018 and March 31, 2018, respectively.

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. Amounts have been utilized for bonus issue from share premium account.

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

Bengaluru, July 13, 2018